Nano-Textile Ltd.

14 Izhak Sade St.

Nahariya, Israel 2230507

November 9, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Washington, D.C. 20549

Re:	Nano-Textile Ltd.

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 28, 2017

File No. 333-201903

Dear Sirs:

Nano-Textile Ltd. (“Nano-Textile” or the "Company") acknowledges receipt of the letter dated October 19, 2017 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have further amended our Annual Report on Form 20-F (the "Second Amendment").

Set forth below is the comment contained in the SEC Letter (in bold face type) followed by our response.

We appreciate the Staff's comment as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that Nano-Textile is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 20-F for Fiscal Year Ended December 31, 2016

Financial Statements

Report of Independent Registered Accounting Firm, page F-2

1.	Please make arrangements with your auditors to include an audit report that covers each of the three years presented, including 2014, in an amended 20-F. Refer to Item 8.A.2 of Form 20-F.

Response: Revised. We have revised our Form 20-F to include an amended Report of Independent Registered Accounting Firm that also covers the fiscal year ended December 31, 2014. Please see the Second Amendment.

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We trust that the response provided above addresses the issue raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact us at Tel: +972-50-652-1727.

Sincerely,

/s/ Raz Gal

Raz Gal

Chief Executive Officer

VIA EDGAR

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